Management’s Discussion and Analysis

Table of Contents

1. Company Performance

2. Consolidated Financial Position, Liquidity and Capital Resources

3. Financial Instruments

4. Funding Costs

5. Related Party Transactions

6. Shareholders’ Equity

7. Profit Sharing and Stock-Based Compensation

8. Event After the Reporting Period

9. Accounting Policies and Estimates

10. Disclosure Controls and Procedures

11. Risk and Uncertainties

Management’s Discussion and Analysis

“Sears”, “Sears Canada” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investment in joint venture interests.

Management’s Discussion and Analysis (“MD&A”) contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

This MD&A should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”). The 2011 fiscal year refers to the 52-week period ended January 28, 2012 (“Fiscal 2011” or “2011”). The fourth quarter unaudited results for Fiscal 2012 and Fiscal 2011 reflect the 14-week period ended February 2, 2013 (“Q4 2012”) and the 13-week period ended January 28, 2012 (“Q4 2011”), respectively.

This MD&A is current as of March 14, 2013 unless otherwise stated.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 14, 2013 and the Management Proxy Circular dated March 14, 2013, can be obtained by contacting the Company at 416-941-4428. The 2012 Annual Report, together with the AIF and Management Proxy Circular, have been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com and on the U.S. Securities Exchange Commission ("SEC") website at www.sec.gov.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information

Certain information in the Annual Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company's future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 3 “Financial Instruments”, Section 6 “Shareholders' Equity”, Section 9 “Accounting Policies and Estimates” and Section 11 "Risks and Uncertainties". Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.
Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), or JPMorgan Chase; general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the fourth quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company's computer systems; economic, social, and political instability in jurisdictions where suppliers are located; increased shipping costs, potential transportation delays and interruptions;

damage to the reputations of the brands the Company sells; changes in the Company's relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company's customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-venturers, with respect to the Company's real estate joint venture interests; possible changes in the Company's ownership by Sears Holdings Corporation ("Sears Holdings") and other significant shareholders following the spin-off of a minority interest in Sears Canada by Sears Holdings; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods we use to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the "Sears" name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company's 2011 recast Annual Report under Section 12 “Risks and Uncertainties” and elsewhere in the Company's filings with securities regulators. The forward-looking information in the Annual Report and in this MD&A are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

1. Company Performance

a. Operations
The Company’s operations are focused on merchandising and include the sale of goods and services through the Company’s Retail channels, which includes its Full-Line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and home improvement. Commission revenues include travel, insurance, and performance payments which are primarily received from the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has also partnered with Thomas Cook Canada Inc. (“Thomas Cook”) in a multi-year licensing arrangement, under which Thomas Cook manages the day-to-day operations of all Sears Travel offices and provides commissions and licensing fees to the Company. Licensing fee revenues are comprised of payments received from licensees that operate within the Company’s stores. The Company is a party to a number of joint ventures which have been classified as jointly controlled entities for financial reporting purposes. These joint ventures are jointly controlled by the joint venture partners who are entitled to a share of the respective joint ventures’ income or loss.

Retail Channel

Full-Line Department stores – Sears Full-Line Department stores are located primarily in suburban enclosed shopping centres. The major merchandise categories include the following:

Apparel & Accessories - Women’s, men’s and children’s apparel, nursery products, cosmetics, jewellery, footwear and accessories.

Home & Hardlines - Home furnishings and mattresses, home décor, lawn and garden, hardware, electronics and leisure, and seasonal products.

Major Appliances - refrigeration, laundry, ranges, floorcare and sewing.

Although merchandise varies by store, the merchandise sales mix between the three major categories are approximately 55% Apparel and Accessories, 25% Home and Hardlines and 20% Major Appliances.

Full-Line Department stores also offer Sears Home Services and include a Sears catalogue merchandise pick-up location. Sears Travel offices and licensed businesses, such as optical centres and portrait studios, are also located in most of the Company’s Full-Line Department stores.

Sears Home stores – Sears Home stores are typically located in power centres and present an extensive selection of furniture, mattresses and box-springs, major appliances and electronics. The majority of these stores range in size from 35,000 to 60,000 square feet. Home Improvement Products and Services operations are located within 8 of 9 Sears Home stores. The showrooms provide a range of products and services sold under the Sears Home Services banner that are complementary to home furnishings and major appliances.

Hometown Dealer stores – Sears Hometown Dealer locations are independently operated and offer major appliances, furniture, home electronics, outdoor power equipment as well as a catalogue merchandise pick-up location. Most Hometown Dealer stores are located in markets that had previously been served by a catalogue agent and continue to lack the population to support a Full-Line Department store.

Outlet stores – Sears Outlet stores offer clearance merchandise, particularly from the Company’s Direct channel, as well as surplus big-ticket items from all channels.

Appliances and Mattresses stores – The Sears Appliances and Mattresses stores are part of the Company’s strategy to bring its product categories to a growing number of customers who shop in conveniently located power centres. These stores are smaller in size (approximately 10,000 to 15,000 square feet) and feature a wide selection of major appliances, mattresses and box-springs, and include Sears private labels and a variety of national brands.

Corbeil – Corbeil is a chain of major appliance specialty stores located throughout Québec, Greater Toronto Area and Eastern Ontario. There are 33 stores in the chain, 17 of which are franchised. The chain also includes one liquidation centre and one distribution centre in Montreal. Stores average approximately 6,500 square feet in size.

Sears Travel – Sears Travel service operates within 101 Sears locations across Canada, an online travel service at www.searstravel.ca and 1-866-FLY-SEARS, which connects customers to the nearest geographical branch. As of January 30, 2011, Thomas Cook manages the day-to-day operations of all Sears Travel offices and the Sears Travel website.

Sears Home Services

Sears Home Services was formed as a result of combining Home Improvement Products and Services and Product Repair Services. Sears Home Services is marketed through 82 Full-line department stores, 21 Parts and Services stores and 8 of 9 Sears Home Services Showrooms located within Sears Home and Outlet stores, by telephone at 1-800-4-MY-HOME (English) or 1-800-LE-FOYER (French) and online at Sears.ca. Sears Home Services provides a broad range of home services, including the sale, installation, maintenance and repair of heating and cooling equipment, roofing, doors and windows, flooring, window coverings, energy audits, kitchen and bathroom renovations, carpet and upholstery cleaning and duct cleaning. Sears Home Services also offers the largest and most comprehensive parts and service network in Canada, with over 1 million parts available and a network of more than 2,000 technicians and contractors.

Direct Channel
The Company’s Direct channel is comprised of its catalogue business, which is Canada’s largest general merchandise catalogue business, and Sears.ca, one of Canada’s leading online shopping destinations with over 91 million visits in Fiscal 2012. With two distribution centres exclusively dedicated to servicing the Direct channel and 1,512 catalogue merchandise pick-up locations nationwide, Sears can deliver orders in most areas of the country. Orders can be placed by telephone at 1-800-26-SEARS, by mail, fax, online at Sears.ca or in person through Sears stores and catalogue agents. At the end of Fiscal 2012, over 1,300 of the total 1,512 catalogue merchandise pick-up locations were independently operated under independent local ownership, with the remaining 168 units located within Sears corporate stores.

Catalogue – In Fiscal 2012, over 15 different catalogues were distributed throughout Canada reaching up to approximately 2.9 million households. In addition, during Fiscal 2012, Sears distributed 7 Specialogues designed to offer more seasonally relevant merchandise to specific customers.

Sears.ca – The Company’s website, Sears.ca, enables the Company to provide new and exciting merchandise offers directly to web customers and highlights the Company’s extensive general merchandise selection. In Fiscal 2012, the Company continued to invest in its online capabilities to improve the user experience, and engage new customers and demographics. Sears is committed to maintaining its reputation as a trusted Canadian retailer by focusing on customer privacy, security, and satisfaction when shopping on Sears.ca.

Logistics
National Logistics Centres– Sears operates 6 logistics centres strategically located across the country. The total floor area of these logistics centres was 6.5 million square feet at the end of Fiscal 2012, of which 5.6 million square feet is devoted to warehouse and logistics operations. The remainder of the space is utilized for other Sears operations, including call centre services.
S.L.H. Transport Inc. (“SLH”) – The Company’s wholly-owned subsidiary, SLH, transports merchandise to stores, catalogue merchandise pick-up locations and directly to customers. SLH is responsible for providing logistics services for the Company’s merchandising operations by operating a fleet of tractors and trailers to provide carrier services for Sears and contract carrier services to commercial customers who are unrelated to Sears. The arrangements with third parties increase SLH’s fleet utilization and improve the efficiency of its operations. SLH continues to grow and has developed a nationwide distribution network to provide better and more consistent service to its customers.

As at the end of Fiscal 2012, Fiscal 2011, and the 52-week period ended January 29, 2011 ("Fiscal 2010"), the Company’s locations were distributed across the country as follows:

						As at	As at	As at
						February 2, 2013	January 28, 2012	January 29, 2011
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores	12	27	45	20	14	118	122	122
Sears Home stores	2	12	19	10	5	48	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores			3	1	—	4	4	4
Corporate stores	15	40	73	32	21	181	185	185
Hometown Dealer stores	52	30	62	70	47	261	285	268
Sears Home Services Showrooms	1	3	2	1	2	9	13	13
Corbeil Franchise stores	—	15	2	—	—	17	19	19
Corbeil Corporate stores	—	12	4	—	—	16	11	11
Corbeil	—	27	6	—	—	33	30	30
Sears Floor Covering Centres	—	—	—	—	—	—	17	20
Cantrex	—	—	—	—	—	—	799	768
Travel offices	7	21	42	17	14	101	108	108
Catalogue merchandise pick-up locations	219	345	427	375	146	1,512	1,734	1,822

In Fiscal 2012, the Company closed 4 Full-Line stores as a result of the lease terminations that occurred during the year. The Company also closed 222 Catalogue merchandise pick-up locations, 24 Hometown Dealer stores and 17 Floor Covering Centres. During the second quarter of 2012, Cantrex was sold. Refer to Note 29 "Sale of Cantrex Group Inc." in the Notes to the Consolidated Financial Statements for a description of the transaction.
In Fiscal 2011, the Company opened 20 Hometown Dealer stores and 3 Catalogue merchandise pick-up locations. The Company also closed 3 Hometown Dealer stores, 3 Floor Covering Centres and 91 Catalogue merchandise pick-up locations.

In Fiscal 2010, the Company opened 83 new Hometown Dealer stores and 4 Floor Covering Centres. The Company also closed 1 Hometown Dealer store, 1 Outlet store and 5 Floor Covering Centres. The increase in Cantrex members over the year was due to the new Alliance program, which offered members access to certain retail services including customer financial solutions, protection plans (extended warranties) and web solutions.

As at the end of Fiscal 2012, Fiscal 2011, and Fiscal 2010, the gross square footage for corporate store locations was as follows:

(square feet, millions)	As at February 2, 2013	As at January 28, 2012	As at January 29, 2011
Full-Line Department stores	15.2	16.5	16.5
Sears Home stores	2.1	2.1	2.1
Outlet stores	0.8	0.8	0.8
Appliances and Mattresses stores	0.1	0.1	0.1
Corbeil	0.1	0.1	0.1
Total	18.3	19.6	19.6

Gross square footage for corporate store locations as at February 2, 2013 decreased compared to January 28, 2012 due to 4 Full-Line store closures as a result of lease terminations during Fiscal 2012.

Gross square footage for corporate store locations as at January 28, 2012 remained the same as compared to January 29, 2011.

Investment in Joint Ventures – The Company's investment in joint ventures includes its share of income or losses from its joint venture interests in 11 shopping centres across Canada, most of which contain a Sears store. Joint venture investments range from 15% to 50% and are co-owned with major shopping centre owners.

The Company’s joint ventures are in partnership with Westcliff Group and Ivanhoe Cambridge Properties. The jointly controlled entities and the Company’s ownership interest in each as at February 2, 2013 are listed below:

Entity Name	Properties	Joint Venture Partner	Ownership Interest
Carrefour Richelieu Realties (St-Jérôme)	Carrefour Richelieu	Westcliff Group	50%
Carrefour Richelieu Realties (St-Jean)	Carrefour du Nord	Westcliff Group	50%
Carrefour Richelieu Realties (Carrefour Angrignon)	Carrefour Angrignon	Westcliff Group	50%
Carrefour Richelieu Realties (Place Angrignon)	Place Angrignon	Westcliff Group	50%
Carrefour Richelieu Realties (Pierre Caisse)	Place Pierre Caisse	Westcliff Group	50%
Carrefour Richelieu Realties (Drummondville)	Promenades de Drummondville	Westcliff Group	50%
Méga-Centre Drummondville	Mega Centre Drummondville	Westcliff Group	50%
Société de Gestion des Neiges Ville- Marie	Various land holdings in Quebec, Canada	Westcliff Group	50%
133562 Canada Inc.	Various land holdings in Quebec, Canada	Westcliff Group	50%
172098 Canada Inc.	Drummondville Stripmall	Westcliff Group	50%
Kildonan Place	Kildonan Place	Ivanhoe Cambridge	20%
Regionaux (Les Rivières Shopping Centre)	Les Rivieres Shopping Centre	Ivanhoe Cambridge	15%
Regionaux (Les Galeries de Hull)	Les Galeries de Hull	Ivanhoe Cambridge	15%

During Q4 2012, the Company sold its interest in Medicine Hat Mall for net proceeds of $38.3 million, recognizing a pre-tax gain of $8.6 million on the sale. During Fiscal 2011, the Company sold its share of assets in Chatham Centre for net proceeds of $1.6 million, recognizing a gain of $0.1 million on the sale.

b. Core Capabilities
The Company’s key resources and capabilities include its associates, brand equity, specialized services, national presence and logistics. The Company’s ability to raise funds and working capital to support its operations is also a key capability and is discussed further in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources” of this MD&A.
Associates

•	Sears associates are a critical asset to the Company. Sears works to inspire its associates to be committed to building lifelong customer relationships built on trust;
Brand equity

•
The Company works closely with its suppliers in product development, design and quality standards. Many lines of merchandise are manufactured with features exclusive to Sears and are sold under the Company’s private label brands, such as Jessica®, Nevada®, Attitude® Jay Manuel, Whole Home®, Kenmore®, and Craftsman®. The Company believes that its private label and national brands have significant recognition and value with customers;

Specialized services

•
Apart from retail merchandise, the Company also offers a wide range of specialized services to attract a broad customer base. These services include product repair, the sale, installation, maintenance and repair of heating and cooling equipment, roofing, door and window replacement, flooring, window coverings, energy audits, kitchen and bathroom renovations, carpet and upholstery cleaning, and duct cleaning. The Company also offers portrait studio, optical, travel, floral, wireless and long distance, insurance, deferred financing and real estate services;

National Presence

•
The Company’s expansive physical and online presence puts it in proximity to customers all across Canada. Sears operates 118 Full-Line department stores, 357 specialty stores (including 48 Sears Home stores, 11 Outlet stores, 4 Appliances and Mattresses stores, 261 Hometown Dealer stores operated under independent local ownership and 33 Corbeil stores), 101 Sears Travel offices and over 1,500 merchandise pick-up locations for orders placed through the catalogue or online at www.sears.ca; and

Logistics

•
The ability to move merchandise efficiently to stores, merchandise pick-up locations or directly to customers is one of the Company's key capabilities. The Company's wholly-owned subsidiary, SLH, is responsible for providing transportation services for the Company's merchandising operations and has arrangements with third parties to increase SLH's fleet utilization and improve its operating effectiveness. The Company conducts operations in six National Logistics Centres located in Vancouver, Calgary, Regina, Vaughan, Belleville and Montreal.

c. Strategic Initiatives
During Fiscal 2012, Sears Canada remained focused on executing its three-year Transformation strategy announced in 2011. This year, the Company implemented a number of significant changes, including the introduction of a new pricing model, the promotion of Sears fashion through the new LOOK! report, the start of the Full-Line and Sears Home store refreshes, the re-launch of the Gold Badge program designed to reward outstanding customer service, and the introduction of the new master brand strategy. Sears will continue with further initiatives to retain its competitive position within the Canadian retail landscape.

The Transformation's Formula for Growth is comprised of five key pillars as follows:

1.
Build the Core: Implementing fundamental merchandise category plans to ensure that the right products and services are being offered in categories where the Company has a strong competitive position with Canadians, such as major appliances and mattresses;

2.	Be Customer Driven: More fully and effectively utilizing our customer database to develop our merchandising and marketing strategies;

3.
Get Value Right: Demonstrating a competitive value equation where our everyday price is more competitive, our promotions are well understood and balanced, our quality is superior and our service is dependable;

4.
Operate Effective Formats: We are a multi-format retailer, operating in many different markets. We are working to align our category strengths with the market and to create more value from our trading strategies with retail concepts aligned to customer needs, including developing separate tactical approaches for our Full-line Department stores, Sears Home stores, Hometown Dealer stores, and Corbeil stores; and

5.
Organize the Right Talent and Create a Winning Attitude: Maintaining a strong leadership team supported by loyal and dedicated associates who are committed to the implementation of our Transformation strategy.

The initiatives and corresponding results listed below include both new results seen in the fourth quarter and a recap of results from Fiscal 2012.

Build the core

•
Announced three new alliances with The Aldo Group ("Aldo"), Buffalo International Inc. ("Buffalo") and SHS Services Management Inc. ("SHS"). The Company will continue to deepen relationships with successful organizations which can provide immediate credibility and continuity to our brands and services. Aldo is considered an industry leader in footwear fashion design and manufacturing capability, Buffalo's design and sourcing capability in denim-based apparel will help us attract a new and younger customer, and the combination of Sears brand, reputation and customer service with SHS's expertise, processes and technology is expected to improve the operating efficiency of the Home Services business;

•
Implemented a new strategy for toys by moving the focus to online sales, in order to free up floor space previously dedicated to a category that was only a key focus area for three months of the year. The online approach was augmented with an in-store aisle program in the fourth quarter to display 15 of the best toys for the holiday season;

•
Introduced “The Baby's Room,” the new nursery and infant accessories department, part of the Kids Room children's area. In May 2012 Sears held a vendor tradeshow to 'baby-train' store associates from across Canada; on June 1, 2012 a public launch was held in Toronto featuring a seminar by parenting expert Nanny Robina;

•	In September, 2012 Sears Canada became the first Canadian retailer to earn the Parent Tested Parent Approved (PTPA) seal of approval from North America's largest parent tester community; and

•	Launched an online points redemption system in Sears Financial for its five million plus card members - one of the first major retail loyalty programs in Canada to do so.

Be customer driven

•
Launched the new Sears brand positioning, “Make every day a great day” at a gathering of more than 1,500 associates and media on November 7, 2012. Sears developed and ran the new Holiday-themed TV commercial called “The Gift” with a background song called “Best Year” commissioned by Sears to represent the new brand. As of the end of January 2013, Sears has had over 5,000 downloads of “Best Year” and over half a million views of “The Gift.” On December 15, 2012 Sears reinforced its dedication to customers and associates through its "Sears National Great Day" event featuring Holiday festivities, giveaways and one-day deals at stores across Canada;

•
Published 4 editions of the LOOK! report including the fourth quarter's November Holiday edition. The LOOK! report features fashion, beauty, and lifestyle trends and highlights the Company's newest products of the season. The releases were supported with in-store fashion shows, an exclusive evening event for Sears VIP customers, and smaller customer events in stores across the country;

•
Launched the 60th edition of the annual Wish Book, the Company's Christmas catalogue. This year's edition featured a commemorative cover that included images of every Wish Book published since our very first one 60 years ago in 1953.  Over 3 million copies of the special edition Wish Book were distributed across Canada, featuring 736 pages of holiday gift ideas; and

•
Waived the 2.5% foreign currency transaction charge on purchases made using Sears Financial™ MasterCard and Sears Financial ™ Voyage ™ MasterCard to appeal to the 65% of Canadians shopping and travelling abroad.

Get value right

•
Reaffirmed Sears role as a Canadian retailer dedicated to keeping Canadians shopping at home by extending its annual “Black Friday” promotion to run from Thursday, November 22 through Sunday, November 25 (through Monday, November 26 for major appliances, electronics, fitness and snowblowers). Sears brought Black Friday savings to Canadians with hundreds of items at specially marked prices backed by a price match guarantee;

•
Introduced the first products that meet Sears “Canada's Best” seal of approval criteria. The Canada's Best label will be assigned to an assortment of fashion and home products that meet required standards in quality, style and innovation. Products offered with this label are intended to be desirable and offer customers clear value when compared to competitors' offerings;

•
Introduced a hassle-free return policy that includes a satisfaction guarantee with every purchase: if not completely satisfied, customers can now exchange or return almost all products within 30 days, or 90 days if they use their Sears Financial credit cards; and

•	Lowered the price on over 5,000 products including items in every store and in every department and concurrently introduced specially-priced must-have WOW items.

Operate effective formats

•
Continued to invest in store refreshes, with refreshes in Grande Prairie and Nanaimo stores underway, building on the new store concept implemented in Fiscal 2012, with the first round of refreshes in Barrie, Belleville, Newmarket and the Lime Ridge Mall in Hamilton stores and the second round of refreshes in Ville d'Anjou, St. Jerome, Oshawa and Sudbury stores. The refreshed store concept features improved presentation, wider aisles, streamlined offerings with new brands and a blend of items priced at both everyday value and at sale prices;

•
Unveiled the 78,000 sq. ft. Sears Home store at the Pinecrest Shopping Centre in Ottawa, housing the largest major appliance and mattress shops of any Sears location, an expanded selection of accent furniture, chairs and tables and new brands of furniture;

•	Opened 4 Corbeil stores in Sears initial Greater Toronto Area expansion plans for Corbeil. The Corbeil stores are located in Richmond Hill, Mississauga, Vaughan and Burlington;

•
Launched an e-commerce transactional shoppable iPad application that features the 60th anniversary Wish Book, and due to the positive response from customers, this application will serve as a permanent Sears iPad Catalogue application, which will be updated throughout the year;

•
Invested in upgrading Sears.ca, the largest Canadian transactional retail website. Sears Canada revamped its bilingual website to improve functionality, navigation, and overall shopping experience; and

•
Sold the Company's 40% ownership of the leasehold interest in Medicine Hat Mall in Alberta to the Company's joint venture partner, Sleeping Bay Building Corp., and received net proceeds of $38.3 million. Earlier this year, Sears exited and returned leases on 4 properties to the landlords for financial consideration comprising Vancouver's Pacific Centre, Chinook Centre and Deerfoot Mall locations in Calgary, and the Rideau Centre store in Ottawa.

Organize the right talent and create a winning attitude

•
Created the Associate Advisory Council consisting of 21 individuals from different business lines and across Canada with the mandate to provide critical insight, perspective and counsel to senior management;

•
Unveiled the new team of Store Managers, District Managers and Category Specialists operating under a new structure in store operations and executed a large-scale associate move in the Company's retail support centre, designed to ensure physical organization aligns with work flow; and

•
Appointed Douglas C. Campbell Executive Vice-President and Chief Operating Officer of the Company, overseeing retail operations, logistics, replenishment, information technology and international sourcing, and leading the Company's undertaking to improve efficiency across the enterprise. Sears has made changes to its management team designed to lead the organization effectively through the Transformation and help the Company achieve its operational and financial objectives.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

1.	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.	Reduce the environmental impact of Sears Canada's operations; and

3.	Nurture a culture of sustainability among the Company's associates, customers and the communities in which the Company operates.

Sears Canada continued to focus on these three priorities by implementing the following initiatives during Q4 2012:

•	Partnered with electric utility companies in Nova Scotia, British Columbia and Saskatchewan to promote major appliances and electronics energy saving products;

•	Launched a province-wide fridge and freezer pick-up and recycling program in Ontario; and

•	Completed a national re-lamping project which resulted in the replacement of over 625,000 bulbs, and which is expected to provide energy savings of over 13 million kilowatt hours annually.

SLH:

•	Installation of wide-base tires and trailer skirts and the reduction of metric tonne miles, resulting in fuel savings of approximately 1.8 million litres;

•	Implemented best in class route optimization technology to improve route planning, as well as driver and truck utilization; and

•
SLH continued its participation in the Ontario LCV (Long Combination Vehicle) pilot project run by the Ministry of Transportation, which is restricted to a select group of qualified carriers and Ontario Trucking Association members. In 2012, SLH's LCV program generated fuel savings of over 620,000 litres.

Corporate Social Responsibility
The following is a summary of the results of the Company and its associates' corporate social responsibility efforts during Fiscal 2012:

•
Assisted our local store charity partners through the sale of our 60th Anniversary charity plush, CooperTM/MC the bear. Sears charity plush has been helping children since 1998, raising over $1.3 million since 2005. Two dollars from the sale of each bear supported the healthy development of Canadian youth through after-school and children's health initiatives;

•
Held our 25th annual Sears Boys & Girls Club of Canada (“BGCC”) Golf Tournament near Toronto, in cooperation with our vendors, raising over $200,000 to support BGCC youth programs, funds which Sears matched;

•
Presented our 14th annual Tree of Wishes program in-stores, for which customers and associates donated holiday season gifts valued at over $230,000 to less fortunate children, with the help of local charities;

•
Held the second annual Sears Great Canadian Run (the “Run”), a full day running adventure hosted in two cities: Toronto in September and Ottawa in October. The Runs were held to benefit local pediatric oncology hospitals and organizations in the cities where the Runs took place, such as the Children's Hospital of Eastern Ontario. Support was also extended to Sears National pediatric oncology research initiatives such as The Sears Childhood Cancer Fellowship at the Hospital for Sick Children in Toronto; and

•
The Sears Great Canadian Chill took place in four communities between New Year's Day and Family Day: Toronto and Ottawa on New Year's Day, Vancouver on February 18 and London on March 3. This traditional Canadian “polar-bear dip” is held to raise funds for the fight against childhood cancer. Several hundred people braved the cold waters to help support this worthy cause, with funds going to the Sears Canada Charitable Foundation to be distributed to children's hospitals for oncology needs.

d. Outlook
As Canadians' needs in a shopping experience evolve, Sears Canada is focused on keeping pace with emerging trends and innovative delivery of products and services, and is reinvigorating its business to better serve and grow with its customers. For the upcoming year, Sears will continue to execute on its Transformation. Some of the priorities for the 52-week period ending February 1, 2014 (“Fiscal 2013”) include the following:

•
Continuing to maximize opportunities in merchandising categories where the Company has already established authority with customers, such as major appliances and mattresses, further developing private brands, and renewing focus on several additional "hero" categories;

•	Improving customer service across all shopping formats and more effectively leveraging customer research, insights and loyalty data;

•	Enhancing efficiency of marketing programs;

•
Refining the approach to pricing and creating a logical blend of everyday value items, weekly specials and compelling sales promotions, providing merchandise with a quality level that customers should expect from Sears, resulting in an improved mix of regular versus promotional and clearance sales; and

•	Attracting and retaining top talent in the industry, conducting associate engagement initiatives, and developing a performance-based culture across the Company.

Although management believes that Sears will achieve its long-term goal of sustainable and profitable growth, there can be no assurance that the Company will successfully implement these strategic initiatives or whether such initiatives will yield the expected results. For a discussion of the risks and uncertainties inherent in the Company's business, refer to Section 11 "Risks and Uncertainties".

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings (Loss) to Adjusted EBITDA
The Company’s consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.
Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown Dealer and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 14 and 53-week periods ended February 2, 2013 and the 13 and 52-week periods ended January 28, 2012. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.
A reconciliation of the Company’s total revenue to same store sales is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions)	2012	2011	2012	2011
Total revenue	$1,298.0	$1,365.9	$4,300.7	$4,619.3
Non-comparable store sales	364.5	318.6	1,169.6	1,119.5
Same store sales	933.5	1,047.3	3,131.1	3,499.8
Same store sales percentage change	(3.8)%	(7.4)%	(5.6)%	(7.5)%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, share of income or loss from joint ventures, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company's operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company's results of operations.
These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net earnings (loss) to Adjusted EBITDA is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2012	2011	2012	2011
Net earnings (loss)	$39.9	$41.0	$101.2	$(50.3)
Transformation expense[1]	12.6	14.4	12.6	60.0
Gain on lease terminations[2]	—	—	(167.1)	—
Accelerated tenant inducement amortization[3]	—	—	(4.0)	—
Lease exit costs[4]	2.0	—	8.0	—
Gain on settlement of post-retirement benefits[5]	(21.1)	—	(21.1)	—
Gain on sale of interest in joint venture[6]	(8.6)	—	(8.6)	—
Depreciation and amortization expense	28.1	28.8	113.3	114.9
Finance costs	2.4	4.0	13.3	16.0
Interest income	(0.8)	(0.4)	(4.1)	(1.7)
Share of income from joint ventures	(0.1)	(1.5)	(9.5)	(8.3)
Income tax expense (recovery)	8.0	15.5	13.0	(6.6)
Adjusted EBITDA[7]	$62.4	$101.8	$47.0	$124.0
Basic net earnings (loss) per share	$0.39	$0.39	$0.99	$(0.48)
1Transformation expense during 2012 relates to severance costs incurred during the year. Fiscal 2011 transformation expense includes costs related to internal reorganization and the disposition of excess inventory.
2Gain on lease terminations represents the pre-tax gain on the early surrender and return of leases on four properties.
3Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to four of the properties referred to in footnote 2 above.
4Lease exit costs represent costs incurred to exit properties referred to in footnote 2 above.
5Gain arising from the settlement of post-retirement benefits of eligible members covered under the non-pension post-retirement plan.
6During Q4 2012, the Company sold its interest in Medicine Hat Mall for net proceeds of $38.3 million, recognizing a pre-tax gain of $8.6 million on the sale.
7Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company's performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

f. Consolidated Financial Results

	Fiscal
(in CAD millions)	2012	% Chg 2012 vs 2011	2011
Revenue	$4,300.7	(6.9)%	$4,619.3
Cost of goods and services sold	2,749.2	(6.2)%	2,932.3
Selling, adminstrative and other expenses	1,634.4	(6.0)%	1,737.9
Operating (loss) earnings	(82.9)	(62.9)%	(50.9)

Gain on lease terminations	167.1	100.0%	—
Gain on sale of interest in joint venture	8.6	100.0%	—
Gain on settlement of post-retirement benefits	21.1	100.0%	—
Finance costs	13.3	(16.9)%	16.0
Interest income	4.1	141.2%	1.7
Share of income from joint ventures	9.5	14.5%	8.3
Earnings (loss) before income taxes	114.2	300.7%	(56.9)

Income tax (expense) recovery	(13.0)	(297.0)%	6.6
Net earnings (loss)	$101.2	301.2%	$(50.3)

2012 compared with 2011 – Total revenue in Fiscal 2012 declined 6.9% to $4,300.7 million compared to $4,619.3 million during the same period in Fiscal 2011. Same store sales decreased by 5.6% in Fiscal 2012 compared to Fiscal 2011.

The decrease is primarily attributable to sales declines in Craftsman®, electronics , bedroom and bath, womens' apparel and menswear categories, partially offset by revenue improvements in major appliances, specifically in the refrigerators , laundry and ranges categories. In addition, $25.5 million of the decrease in revenues is attributable to the closure of 4 Full-Line stores during Fiscal 2012 and the sale of Cantrex during Q2 2012. Revenue was positively impacted by approximately $38.3 million due to the additional 53rd week in Fiscal 2012.

Cost of goods and services sold was $2,749.2 million in Fiscal 2012 compared to $2,932.3 million in Fiscal 2011, a 6.2% decrease year-over-year. This decrease was primarily attributable to lower sales volumes.

The Company’s gross margin rate was 36.1% for Fiscal 2012 compared to 36.5% in Fiscal 2011. In Fiscal 2011 there was a one-time inventory charge, relating to planned disposition of excess inventory. The Fiscal 2011 gross margin rate excluding the one-time inventory charge was 37.4%. The decrease in the gross margin rate in Fiscal 2012 compared to Fiscal 2011 was due primarily to reduced margin in fitness and recreation, Corbeil, children's wear, jewelery, accessories and luggage and footwear categories.

Selling, administrative and other expenses including depreciation and amortization expense was $1,634.4 million in Fiscal 2012 compared to $1,737.9 million in Fiscal 2011. The decrease in expense was primarily driven by reduced spending in advertising. Advertising expense decreased primarily due to planned reductions in catalogue pages and circulation, decreases in retail advertising relating to Full-Line, and a reduction in pre-print advertising. Expenses were negatively impacted by Transformation costs of $12.6 million related primarily to severance associated with approximately 700 associates in the Retail Support Centre, Full-Line stores and logistics areas.
On March 2, 2012, the Company entered into an agreement to surrender and terminate early the operating leases on three properties: Vancouver Pacific Centre, Chinook Centre (Calgary) and Rideau Centre (Ottawa). The Company was a long-term and important anchor tenant in the three properties, and the landlord approached the Company with a proposal to terminate early the three leases and vacate the premises in exchange for $170.0 million. The payment represents the amount the landlord was willing to pay for the right to redevelop the property based upon its analysis of the potential returns from redevelopment.
On the closing date, April 20, 2012, the Company received cash proceeds of $170.0 million for the surrender of the three leases, resulting in a pre-tax gain of $164.3 million for the 13-week period ended April 28, 2012, net of the de-recognition of leasehold improvements of $5.7 million. The Company exited all three properties on October 31, 2012, and has no further financial obligation related to the transaction. The pre-tax gain is excluded from Adjusted EBITDA. Included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) for the 53-week period ended February 2, 2013 is $8.0 million of exit costs relating to these three properties, partially offset by $4.0 million of accelerated amortization of deferred lease inducements.
On June 20, 2012, the Company entered into an agreement to surrender and terminate early the operating lease on its Deerfoot (Calgary) property. The landlord approached the Company with a proposal to terminate early the lease in exchange for cash proceeds of $5.0 million, subject to certain closing conditions, on the closing date of October 26, 2012. In Fiscal 2010, the Company incurred an impairment loss of $2.9 million relating to the property, plant and equipment at its Deerfoot property. As a result of the agreement and expected proceeds, the Company recorded an impairment loss reversal (net of accumulated amortization) of $2.1 million in "Selling, administrative and other expenses" in the second quarter of 2012. On the closing date of October 26, 2012, the Company vacated the property and received cash proceeds of $5.0 million, resulting in a pre-tax gain of $2.8 million for the 13-week period ended October 27, 2012, net of the de-recognition of leasehold improvements and furniture and fixtures of $2.2 million. The pre-tax gain is excluded from Adjusted EBITDA. The Company has no further financial obligation related to the transaction.

Finance costs in Fiscal 2012 decreased by 16.9% to $13.3 million compared to $16.0 million during Fiscal 2011 due to lower long-term debt levels compared to last year.

Interest income increased by 141.2% to $4.1 million in Fiscal 2012 compared to $1.7 million in Fiscal 2011 primarily due to interest income of $1.6 million earned on deposits made to tax authorities and higher levels of cash and cash equivalents, prior to the dividend payment of $101.9 million in January 2013.

Share of income from joint ventures in Fiscal 2012 increased by 14.5% to $9.5 million compared to $8.3 million for Fiscal 2011. The increase is primarily due to lower expenses incurred by the Westcliff joint venture properties, partially offset by an impairment loss of $2.2 million on the Promenades de Drummondville property recorded in Q4 2012, and lower income due to the sale of the Chatham joint venture property in the third quarter of 2011.

During Q4 2012, the Company sold its interest in Medicine Hat Mall for net proceeds of $38.3 million, recognizing a pre-tax gain of $8.6 million on the sale.
In the fourth quarter of 2012, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension post retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million net of $0.8 million of expenses), as shown on the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). The gain has been excluded from Adjusted EBITDA.

Income tax expense was $13.0 million for Fiscal 2012 compared to an income tax recovery of $6.6 million in Fiscal 2011. The year-over-year change was primarily attributable to higher taxable earnings as a result of the gain recognized on the termination of the 4 leases during Fiscal 2012.

Adjusted EBITDA for Fiscal 2012 was $47.0 million compared to $124.0 million in Fiscal 2011, a decrease of $77.0 million.

g. Fourth Quarter Results

	Fourth Quarter
(in CAD millions)	2012	% Chg 2012 vs 2011	2011
Revenue	$1,298.0	(5.0)%	$1,365.9
Cost of goods and services sold	848.7	(1.8)%	864.6
Selling, adminstrative and other expenses	429.6	(3.0)%	442.7
Operating earnings	19.7	(66.4)%	58.6

Gain on sale of interest in joint venture	8.6	100.0%	—
Gain on settlement of post-retirement benefits	21.1	100.0%	—
Finance costs	2.4	(40.0)%	4.0
Interest income	0.8	100.0%	0.4
Share of income from joint ventures	0.1	(93.3)%	1.5
Earnings before income taxes	47.9	(15.2)%	56.5

Income tax expense	(8.0)	(48.4)%	(15.5)
Net earnings	$39.9	(2.7)%	$41.0

Q4 2012 compared with Q4 2011 – Total revenue in Q4 2012 decreased by 5.0% to $1,298.0 million compared to $1,365.9 million in Q4 2011, with same store sales declines of 3.8% in Q4 2012. The revenue decline is mainly attributed to sales declines in electronics, the Craftsman®, fitness and recreation, and men's casual wear categories. In addition, $29.1 million of the decrease in revenues is attributable to the closure of 4 Full-Line stores during Fiscal 2012 and the sale of Cantrex during the second quarter of 2012.

During Q4 2012, the Company has achieved improved results in sales of major appliances, specifically in the refrigerators, laundry and ranges categories. In addition, there were sales increases in apparel and accessories, specifically in children's furniture and children's wear. Revenue in Q4 2012 was also positively impacted by approximately $38.3 million due to the 53rd week in Fiscal 2012.

Cost of goods and services sold was $848.7 million in Q4 2012 compared to $864.6 million in Q4 2011, a 1.8% decrease quarter-over-quarter. This decrease is primarily attributable to lower sales volumes and lower merchandise losses, despite the 53rd week of additional sales volume in Fiscal 2012.

The Company’s gross margin rate was 34.6% in Q4 2012 compared to 36.7% in Q4 2011. The decrease in the gross profit rate was due primarily to reduced margins in Corbeil, accessories, women's intimates and footwear categories.

Selling, administrative and other expenses, including depreciation and amortization expense was $429.6 million in Q4 2012 compared to $442.7 million in Q4 2011. The decrease in expense was primarily driven by reduced spending in advertising.

Advertising expense decreased primarily due to reductions in catalogue pages and circulation and decreases in retail advertising relating to Full-Line. Expenses were negatively impacted by Transformation costs of $12.6 million incurred in Q4 2012 related to severance primarily associated with approximately 700 associates in the Retail Support Centre, Full-Line stores and logistics areas.

Depreciation and amortization expense in Q4 2012 was comparable to the depreciation and amortization expense for Q4 2011.

Finance costs in Q4 2012 decreased to $2.4 million compared to $4.0 million in Q4 2011 due to lower long-term debt levels compared to last year.

Interest income increased to $0.8 million in Q4 2012 compared to $0.4 million in Q4 2011. The increase in the period is due to higher levels of cash and cash equivalents compared to the same time last year.

During Q4 2012, the Company sold its interest in Medicine Hat Mall for net proceeds of $38.3 million, recognizing a pre-tax gain of $8.6 million on the sale.
In the fourth quarter of 2012, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension post retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million net of $0.8 million of expenses), as shown on the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).

Income tax expense decreased to $8.0 million in Q4 2012 compared to $15.5 million in Q4 2011 due to lower taxable earnings.

Adjusted EBITDA for Q4 2012 was $62.4 million compared to $101.8 million in Q4 2011, a decrease of $39.4 million.

2. Consolidated Financial Position, Liquidity and Capital Resources

Current assets as at February 2, 2013 were $169.3 million lower than at January 28, 2012 due primarily to the reduction of $160.4 million in cash and cash equivalents, a decrease in accounts receivable of $40.0 million compared to last year, partially offset by a $27.5 million increase in inventories compared to last year due primarily to the timing of inventory receipts.
Current liabilities as at February 2, 2013 were $113.6 million lower than January 28, 2012 due primarily to a reduction in accounts payable and accrued liabilities of $94.8 million, primarily due to the timing of inventory and expense receipts, and vendor payments.
Inventories were $851.4 million as at February 2, 2013 compared to $823.9 million at January 28, 2012. The $27.5 million increase in the inventory balance is primarily due to the timing of inventory receipts, and a reduction in inventory reserve balances due to improved inventory quality.
Total cash and cash equivalents was $237.0 million as at February 2, 2013 compared to $397.4 million as at January 28, 2012. The decrease of $160.4 million was primarily due to repayment of long-term obligations of $142.3 million, $101.9 million in dividend payments during Q4 2012, and the purchase of $97.5 million in property, plant and equipment and intangible assets, partially offset by $175.0 million in proceeds from lease terminations received during Fiscal 2012, and $38.3 million received for the sale of the Company's interest in Medicine Hat Mall.
Total assets and liabilities as at the end of Fiscal 2012 and Fiscal 2011 are as follows:

	As at	As at
(in CAD millions, at period end)	February 2, 2013	January 28, 2012
Total assets	$2,479.1	$2,730.7
Total liabilities	$1,402.7	$1,638.7

Total assets as at February 2, 2013 decreased by $251.6 million to $2,479.1 million compared to $2,730.7 million in Fiscal 2011 due primarily to lower cash and cash equivalents, property plant and equipment and investment in joint ventures as a result of the sale of the Company's interest in Medicine Hat Mall which occurred during Q4 2012.

Total liabilities as at February 2, 2013 decreased by $236.0 million to $1,402.7 million compared to $1,638.7 million in Fiscal 2011, due primarily to lower accounts payable and accrued liabilities, long-term obligations and retirement benefit liability.

Cash flow generated from (used for) operating activities - Cash flow from operating activities decreased by $164.9 million for the period ended February 2, 2013 to cash flow used for operating activities of $79.9 million compared to cash flow generated from operating activities of $85.0 million during the period ended January 28, 2012. The Company's primary source of operating cash flow is the sale of goods and services to customers, while the primary use of cash in operating activities is the purchase of merchandise inventories. The decrease in cash from operating activities is attributable to unfavourable changes in accounts payable and accrued liabilities, retirement benefit contributions, inventories and deferred revenue, partially offset by favourable changes in accounts receivable.
Accounts payable and accrued liabilities decreased $94.8 million from January 28, 2012 to $482.0 million as at February 2, 2013 primarily due to timing of payments to vendors and inventory receipts.
Retirement benefit liability decreased by $36.6 million due primarily to a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension post retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million net of $0.8 million of expenses).
Inventories increased by $27.5 million from January 28, 2012 to $851.4 million as at February 2, 2013 due to the timing of inventory receipts in addition to a reduction in inventory reserves during the year due to improvements in inventory quality.
Accounts receivable decreased by $40.0 million from January 28, 2012 to $76.2 million as at February 2, 2013 primarily due to the sale of the Cantrex operations at the beginning of the second quarter of 2012.
Cash flow (used for) generated from investing activities - Cash flow generated from investing activities increased by $203.4 million for the period ended February 2, 2013 to $139.9 million compared to cash flow used for investing activities of $63.5 million for the period ended January 28, 2012 primarily due to proceeds received from lease terminations of $175.0 million and proceeds received from the sale of the Company's interest in Medicine Hat Mall of $38.3 million. Cash flow generated from these transactions was partially offset by $97.5 million of capital expenditures incurred during the year.
Cash flow used for financing activities - Cash flow used for financing activities increased by $164.2 million to $220.5 million for the period ended February 2, 2013 compared to $56.3 million for the period ended January 28, 2012. The increase in cash flow used is primarily due to an extraordinary dividend payment of $101.9 million which occurred during Q4 2012, and additional repayments made on the credit facility during Fiscal 2012.

Contractual Obligations

Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$482.0	$482.0	$482.0	$—	$—	$—
Long-term obligations including payments due within one year [1]	36.1	48.4	7.6	11.6	9.7	19.5
Operating lease obligations [2]	n/a	496.7	96.7	155.2	98.9	145.9
Minimum purchase commitments [2,4]	n/a	17.5	5.0	12.5	—	—
Royalties [2]	n/a	2.3	1.8	0.5	—	—
Retirement benefit plans obligations [2,3]	415.7	114.9	29.3	58.7	26.9	—
	$933.8	$1,161.8	$622.4	$238.5	$135.5	$165.4

1
Cash flow maturities related to long-term obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Credit Facility at February 2, 2013.

2	Minimum purchase commitments, operating lease obligations, retirement benefit plans funding obligations and royalties are not reported in the Consolidated Statements of Financial Position.
3
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010.

4	Certain vendors require minimum purchase commitment levels over the term of the contract.

Retirement Benefit Plans
In Fiscal 2012, the Company’s retirement benefit plan obligations decreased by $36.6 million to $415.7 million compared to Fiscal 2011 due to increases in the amortization of actuarial losses partially offset by lower interest expense, and the buyout described below.
In the fourth quarter of 2012, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension post retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million net of $0.8 million of expenses), as shown on the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).

See Note 2, “Significant accounting policies”, Note 4 “Critical accounting judgments and key sources of estimation uncertainty” and Note 20 “Retirement benefit plans” in the Notes to the Consolidated Financial Statements for a description of the Company’s benefit plans. Also see Section 9c for a description of the Company’s early adoption of IAS 19 (Revised) – Employee Benefits.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2010. The next actuarial valuation assessment is required as of December 31, 2013. An actuarial valuation of the health and welfare trust is performed at least every 3 years, with the last valuation completed as of September 1, 2011.

During Fiscal 2011, the Company changed the target asset allocation to 55-75% fixed income and 25-45% equity for the registered and non-registered pension plans. For the assets in the health and welfare trust, included in Other Benefit Plans, the Company changed the asset allocation to 100% fixed income. As at the end of Fiscal 2012 and 2011, the assets were in line with the target allocation range, with the transitioning of assets from alternative investments near completion. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.
The plan’s target allocation is determined taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

The Company early adopted the amendments to IAS 19 beginning January 29, 2012, with retrospective application to prior reporting periods. A description of the nature of the change in accounting policy and a summary of its impact to the Company’s consolidated financial statements are included in Note 2 "Significant Accounting Policies" of the Notes to the Consolidated Financial Statements.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and available credit facilities. The Company’s cost of funding is affected by a variety of general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.
The Company’s debt consists of a secured credit facility and finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the "Credit Facility") with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $501.5 million as at February 2, 2013 (January 28, 2012: $415.1 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $300.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders, with respect to the Company's unfunded pension liability by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. The potential additional reserve amount may increase or decrease in the future based on estimated net pension liabilities.

The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand including, repayment of obligations, potential acquisitions, stock purchases and dividends.
As at February 2, 2013, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $6.2 million included in "Other long-term assets" in the Consolidated Statements of Financial Position (January 28, 2012: borrowings of $93.1 million, net of unamortized transaction costs of $8.0 million, included in "Long-term obligations"). In addition, the Company had $19.7 million (January 28, 2012: $6.3 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments including third party payments, utility commitments and defined benefit plan deficit funding (See Note 20 "Retirement benefit plans" of the Notes to the Consolidated Financial Statements for additional information on retirement benefits plans). Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.
As at February 2, 2013, the Company had outstanding merchandise letters of credit of U.S. $7.9 million (January 28, 2012: U.S. $5.5 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.

3. Financial Instruments

The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 14 “Financial instruments” of the Notes to the Consolidated Financial Statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, short-term investments, accounts receivable and other long-term assets.

Cash and cash equivalents, short-term investments, accounts receivable and other long-term assets of $314.5 million as at February 2, 2013 (January 28, 2012: $514.9 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at February 2, 2013, no customers represented greater than 10.0% of the Company’s accounts receivable (January 28, 2012 : one customer represented 26.5% of the Company's accounts receivable).

Liquidity risk

Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk

Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

From time to time, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and for purchases of goods or services. As at February 2, 2013 and January 28, 2012, there were no contracts outstanding and therefore no derivative financial assets or liabilities were recognized in the Consolidated Statements of Financial Position.
During Fiscal 2012, the Company recorded a loss of $0.6 million (2011: gain of $0.9 million), relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The period end exchange rate was 1.0027 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net earnings (loss) of $4.3 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

Interest rate risk

From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive. As at February 2, 2013 and January 28, 2012, there were no contracts outstanding and therefore no derivative financial assets or financial liabilities were recognized in the Consolidated Statements of Financial Position.

4. Funding Costs

The funding costs for the Company in Fiscal 2012 and Fiscal 2011 are outlined in the table below:

	Fourth Quarter		Fiscal
(in CAD millions)	2012	2011	2012	2011
Interest costs
Total long-term obligations at end of period[1]	$36.1	$122.7	$36.1	$122.7
Average long-term obligations for period	36.7	76.9	50.2	69.7
Long-term funding costs[2]	0.6	0.7	2.9	3.3
Average rate of long-term funding	6.1%	3.7%	5.7%	4.7%
[1]Includes principal payments due within one year.
[2]Excludes standby fee on the unused portion of the Credit Facility, amortization of debt issuance costs,interest accrued related to uncertain tax positions and sales tax assessments, and finance costs relating to finance lease obligations.

See Section 2 “Consolidated Financial Position, Liquidity and Capital Resources” of this MD&A for a description of the Company’s funding sources.

5. Related Party Transactions
On May 17, 2012 the Company announced Sears Holdings' plan to pursue a distribution, on a pro rata basis, to its shareholders, of a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings would retain approximately 51% of the issued and outstanding shares of Sears Canada. The distribution was made on November 13, 2012 to Sears Holdings' stockholders of record as of the close of business on November 1, 2012, the record date for the distribution. Every share of Sears Holdings common stock held as of the close of the business on the record date entitled the holder to a distribution of 0.4283 Sears Canada common shares. In connection with the announced distribution, the Company has filed documents with the SEC.

As at March 14, 2013, Sears Holdings and its affiliates are the beneficial holders of 51,962,391 common shares, representing approximately 51 % of the Company's total outstanding common shares.

In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Note 30 “Related party transactions” of the Notes to the Consolidated Financial Statements for a detailed description of these related party transactions.

Intangible Properties
The Company has a license from Sears Roebuck to use the name “Sears” as part of its corporate name. The Company also has licenses from Sears Roebuck to use other brand names, including Kenmore®, Craftsman®, and DieHard®. The Company has established procedures to register and otherwise vigorously protect its intellectual property, including the protection of the Sears Roebuck trademark used by the Company in Canada.
Cross Border Vendor Agreement
The Company is party to a cross border vendor agreement with Sears Roebuck establishing a collaboration and allowing the Company and Sears Roebuck to use each other's websites to sell merchandise in the United States and Canada. Merchandise sold pursuant to the agreement will obligate the Company or Sears Roebuck, as applicable, to pay fees to the other party equal to (i) for some transactions, a percentage of merchandise selling prices, and (ii) for other transactions, a percentage of the revenue booked by the applicable seller. This agreement can be terminated by either party on 60 days' written notice and will also terminate upon a transaction that results in the Company no longer being an affiliate of Sears Holdings.

Software Agreement
The Company and Sears Roebuck are party to an information technology agreement for the sharing of information technology and software development, ownership and costs, which agreement (i) either party may terminate on 90 days' written notice, or (ii) will automatically terminate if Sears Holdings ceases to control 50% of the voting power of Sears Canada.

Import Services
Pursuant to an agreement between Sears Roebuck and the Company dated January 1, 1995, Sears Canada utilizes the international merchandise purchasing services of Sears Holdings. Sears Holdings may provide assistance to the Company with respect to monitoring and facilitating the production, inspection and delivery of imported merchandise and the payment to vendors. Sears Canada pays Sears Holdings a stipulated percentage of the value of the imported merchandise. In Fiscal 2012, Sears Canada paid $5.1 million to Sears Holdings in connection with this agreement compared to $4.7 million in Fiscal 2011.

Review and Approval
Material related party transactions are currently reviewed by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”). The Audit Committee is responsible for pre-approving all related party transactions that have a value greater than $1.0 million.

6. Shareholders’ Equity

The only outstanding shares of the Company are common shares. The number of outstanding common shares at the end of Fiscal 2012 and Fiscal 2011 Consolidated Statement of Financial Position are as follows:

	As at February 2, 2013	As at January 28, 2012
Outstanding common shares	101,877,662	102,748,295

In Fiscal 2012, no common shares were issued (2011: no common shares were issued) with respect to the exercise of options pursuant to the Employees Stock Plan.

On May 24, 2011, the Company filed a Normal Course Issuer Bid with the Toronto Stock Exchange (“TSX”) for the period of May 25, 2011 to May 24, 2012 (“2011 NCIB”). Pursuant to the 2011 NCIB, the Company was permitted to purchase for cancellation up to 5% of its issued and outstanding common shares, equivalent to 5,268,599 common shares based on the common shares issued and outstanding as at May 9, 2011. The Company did not purchase common shares under the 2011 NCIB if such shares could not be purchased at prices that the Company considered attractive. Decisions regarding the timing of purchases were based on market conditions and other factors. The Company did not renew its 2011 NCIB subsequent to May 24, 2012.

From time to time, when the Company did not possess material undisclosed information about itself or its securities, it entered into a pre-defined plan with a designated broker to allow for the repurchase of common shares at times when the Company ordinarily would not have been active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise. Any such plans entered into with the Company's designated broker were adopted in accordance with the requirements of applicable Canadian securities laws.

During Fiscal 2012, 870,633 shares were purchased for $9.7 million (2011: 2,668,800 shares were purchased for $42.0 million) and cancelled. As at March 14, 2013, there were 101,877,662 common shares and 5,080 tandem award options outstanding under the Employees Stock Plan.

Shareholders may obtain, without charge, a copy of the Notice of 2011 NCIB that the Company filed with the TSX by contacting the Company at 416-941-4428 or home@sears.ca.

7. Profit Sharing and Stock-Based Compensation

a. Employee Profit Sharing Plan
The Sears Plan for Sharing Profits with Employees (“Employee Profit Sharing Plan”), established in 1976, was discontinued on January 1, 2005. Upon the announcement of the discontinuance of the plan, members had the option to retain or sell their common shares of the Company held in the plan. During Fiscal 2012, the Company wound up the Employee Profit Sharing Plan and distributed the remaining assets to its eligible members.

b. Stock Option and Share Purchase Plans for Employees and Directors
The Company has three stock-based compensation plans: the Employees Stock Plan, the Stock Option Plan for Directors and the Directors’ Share Purchase Plan.
The Employees Stock Plan, which expired on April 19, 2008, provided for the granting of options and Special Incentive Shares and Options, which vested over three years and expired ten years from the grant date. The Employee Stock Plan permitted the issuance of tandem awards. Following the last grant in 2004, the Company discontinued the granting of options and Special Incentive Shares and Options under the Employees Stock Plan. Notwithstanding the expiry of the Employees Stock Plan, all outstanding stock options may be exercised or allowed to expire in accordance with the terms of their grants. For the fiscal year ended February 2, 2013 there were 5,440 options outstanding under the Employees Stock Plan.
The Stock Option Plan for Directors provides for the granting of stock options to Directors who are not employees of the Company or Sears Holdings. Options granted under the Stock Option Plan for Directors generally vest over three years and are exercisable within ten years from the grant date. No stock options have been granted under the Stock Option Plan for Directors since the last grant in 2003.
The Directors’ Share Purchase Plan provides for the granting of common shares to Directors, to be purchased by the Company on the TSX, as part of their annual remuneration for services rendered on the Board. Following the last grant in 2005, the Company has discontinued the granting of shares under the Directors’ Share Purchase Plan.

8. Event After the Reporting Period
Subsequent to year end, the Company finalized an exclusive, multi-year licensing arrangement with SHS Services Management Inc. ("SHS Services"), which will result in SHS Services overseeing the day-to-day operations of all Sears installed home improvements business. The licensing agreement, effective March 3, 2013, is expected to result in a reduction to revenues and expenses; however, the impact to net earnings is not expected to be significant.

9. Accounting Policies and Estimates
a. Critical Accounting Estimates
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regard to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next fiscal year.

Legal Liabilities

Assessing the financial outcome of uncertain legal positions requires judgment to be made regarding the relative merits of each claim and the extent to which a claim is likely to be successful. The assessments are based on reviews conducted by internal and external counsel, when appropriate.

Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 16 “Provisions” in the Notes to the Consolidated Financial Statements.

Inventory

Obsolescence, Valuation and Inventory Stock Losses
Inventory is written-down to reflect future losses on the disposition of obsolete merchandise. Future losses are estimated based on historical trends that vary depending on the type of inventory.

An adjustment is made each period to value inventory at the lower of cost and net realizable value. This adjustment is estimated based on historical trends that vary depending on the type of inventory.

Inventory is adjusted to reflect estimated inventory stock losses incurred in the year based on recent historical inventory count data.

Vendor Rebates
Inventory is adjusted to reflect vendor rebates received or receivable based on vendor agreements. This adjustment is estimated based on historical data and current vendor agreements.

Freight
Inbound freight incurred to bring inventory to its present location is estimated each reporting period and is included in the cost of inventory. This estimate is based on historical freight costs incurred.

Changes in estimates may result in changes to “Inventories” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 7 “Inventories” in the Notes to the Consolidated Financial Statements.

Impairment of Property, Plant and Equipment and Intangible Assets

The Company’s property, plant and equipment and intangible assets have been allocated to Cash Generating Units (“CGU”). Determining whether the CGU is impaired requires an estimation of the recoverable amount of the CGU, which is the higher of the fair value less costs to sell and its value in use. To determine the recoverable amount of the CGU, management is required to estimate its fair value by evaluating the expected future cash flows using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use.

Changes in estimates may result in changes to “Property, plant and equipment” and “Intangible assets” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 9 “Property, plant and equipment and investment property”, and Note 10.2 “Intangible assets” respectively, in the Notes to the Consolidated Financial Statements.

Impairment of Goodwill

Determining whether goodwill is impaired requires the Company to determine the recoverable amount of the CGU to which the goodwill is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value by evaluating expected future cash flows using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use.

Changes in estimates may result in reduction to “Goodwill” on the Consolidated Statements of Financial Position and a charge to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 10 “Goodwill and intangible assets” in the Notes to the Consolidated Financial Statements.

Retirement Benefit Liability

The retirement benefit liability is estimated based on certain actuarial assumptions, including the discount rate, inflation rate, salary growth and mortality rates. New regulations and market driven changes may impact the assumptions made.

Changes in estimates may result in changes to the “Retirement benefit liability” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Other Comprehensive Income (Loss). For additional information, see Note 20 “Retirement benefit plans” in the Notes to the Consolidated Financial Statements.

Loyalty Program Deferred Revenue

The fair value of Sears Club points granted is deferred at the time of the related initial sale transaction and is recognized upon redemption of the points for merchandise. The redemption value of the points is estimated based on historical behaviour and trends in redemption rates and redemption values.

Changes in estimates may result in changes to “Deferred revenue” (current and non-current) in the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” and/or “Cost of goods and services sold” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 13 “Deferred revenue” in the Notes to the Consolidated Financial Statements.

Derivative Assets and Liabilities

All derivatives are measured at fair value. U.S. dollar option contracts are traded over-the-counter and give holders the right to buy, or sell, a specified amount of U.S. currency at an agreed upon price and date in the future. Fair values of the U.S. dollar option contracts are derived using a Black-Scholes valuation model. The Company is required to estimate various inputs which are used in this model that are a combination of quoted prices and observable market inputs. The fair values of derivatives include an adjustment for credit risk when appropriate.

Changes in estimates may result in changes to “Derivative financial assets” and “Derivative financial liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold”, “Selling, administrative and other expenses” or “Other comprehensive income (loss)” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 14 “Financial instruments” in the Notes to the Consolidated Financial Statements.

Provisions

Provisions are estimated based on historical data, cost estimates provided by specialists and future projections. Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” or “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 16 “Provisions” in the Notes to the Consolidated Financial Statements.

Leasing Arrangements

The Company has applied judgment in the classification of its leasing arrangements, which is determined at the inception of the lease and is based on the substance of the transaction, rather than its legal form. The Company’s leases were evaluated based on certain significant assumptions including the discount rate, economic life of a building, lease term and existence of a bargain renewal option.

Changes in estimates or assumptions could cause changes to “Property, plant and equipment”, “Principal payments on long-term obligations due within one year” and “Long-term obligations” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and “Finance costs” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 19 “Leasing arrangements” in the Notes to the Consolidated Financial Statements.

Taxes

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, certain matters are periodically challenged by tax authorities. The Company applies judgment and routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and its net earnings (loss) will be affected positively or negatively.

Changes in estimates or assumptions could cause changes to “Income taxes recoverable”, “Deferred tax assets”, “Income and other taxes payable” and “Deferred tax liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Income tax expense (recovery)” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 22 “Income taxes” in the Notes to the Consolidated Financial Statements.

b. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
On December 16, 2011, the IASB issued amendments to three previously released standards. They are as follows:
IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.
IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)
The IASB first amended IFRS 7 on October 7, 2010, to require additional disclosures regarding transfers of financial assets. These amendments are effective for annual periods beginning on or after July 1, 2011. The Company applied these amendments beginning the first quarter of its Fiscal 2012 year.
On December 16, 2011, the IASB approved amendments to IFRS 7, which establishes disclosure requirements to help users better assess the effect or potential effect of offsetting arrangements on a company’s financial position. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company will apply these amendments beginning the first quarter of its Fiscal 2013 year and is currently assessing the impact on the Company’s disclosures.
IFRS 9, Financial Instruments (“IFRS 9”)
The IASB issued IFRS 9 on November 12, 2009, which will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.
The first phase of the project provides guidance on the classification and measurement of financial assets. IFRS 9 was subsequently reissued on October 28, 2010, incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. The Company is monitoring the impact of amendments to this standard and is currently assessing the impact on the Company's disclosures.

On June 16, 2011, the IASB issued amendments to the following standard:
IAS 1, Presentation of Financial Statements (“IAS 1”)
The IASB has amended IAS 1 to require additional disclosures for items presented in OCI on a before-tax basis and requires items to be grouped and presented in OCI based on whether they are potentially reclassifiable to earnings or loss subsequently (i.e. items that may be reclassified and those that will not be reclassified to earnings or loss). These amendments are effective for annual periods beginning on or after July 1, 2012 and require full retrospective application. The Company will apply these amendments beginning the first quarter of its Fiscal 2013 year and is currently assessing the impact to its consolidated financial statements.

On May 12, 2011, the IASB issued four new standards, all of which are applicable to Annual Reporting periods beginning on or after January 1, 2013. The Company is currently assessing the impact of these standards on its consolidated financial statements and related note disclosures. The following is a list and description of these standards:
IAS 28, Investments in Associates and Joint Ventures (“IAS 28”)
IAS 28 (as amended in 2011) supersedes IAS 28 (2003), Investments in Associates and outlines how to apply, with certain limited exceptions, the equity method to investments in associates and joint ventures. The standard also defines an associate by reference to the concept of "significant influence", which requires power to participate in financial and operating policy decisions of an investee (but not joint control or control of those polices);
IFRS 10, Consolidated Financial Statements (“IFRS 10”)
IFRS 10 establishes the standards for the presentation and preparation of consolidated financial statements when an entity controls one or more entities;
IFRS 11, Joint Arrangements (“IFRS 11”)
IFRS 11 replaces IAS 31, Interests in Joint Ventures (“IAS 31”) and requires that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly;
IFRS 12, Disclosure of Involvement with Other Entities (“IFRS 12”)
IFRS 12, along with IFRS 11 described above, replaces IAS 31. IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of and the risks associated with, the entity’s interests in joint ventures and the impact of those interests on its financial position, financial performance and cash flows; and
IFRS 13, Fair Value Measurement (“IFRS 13”)
IFRS 13 provides guidance to improve consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy’. This standard applies when another IFRS requires or permits fair value measurements or disclosures. IFRS 13 does not apply for share-based payment transactions, leasing transactions and measurements that are similar to, but are not fair value.

c. Early adoption of IAS 19 (Revised) – Employee Benefits (“IAS 19”)

The Company has elected to early adopt IAS 19 (Revised) in the first quarter of 2012. On June 16, 2011, the IASB issued amendments to IAS 19 which included the elimination of the “corridor approach,” which is the option to defer and amortize the recognition of actuarial gains and losses. The significant amendments to IAS 19 are as follows:

•	The “corridor approach” is to be replaced with full and immediate recognition of actuarial gain and loss remeasurements in “Other comprehensive (loss) income” (“OCI”);

•	Retirement benefit costs are to consist of service costs, net interest and remeasurements, with remeasurements being recorded in OCI;

•	Past service costs are to be recognized immediately in the Consolidated Statements of Net Earnings (Loss);

•
Expected returns on plan assets will no longer be recognized in profit or loss. Instead, interest income on plan assets, calculated using the discount rate used to measure the pension obligation, will be recognized in the Consolidated Statements of Net Earnings (Loss),

•	Plan administration costs are to be expensed as incurred; and

•
Disclosures relating to retirement benefit plans will be enhanced and will include discussions on risk associated with each plan, an explanation of items recognized in the consolidated financial statements and descriptions of the amount, timing and uncertainty on the Company’s future cash flows.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As discussed above, the Company has elected to early adopt the amendments to IAS 19, and as such, the Company has retrospectively adjusted the assets and liabilities for the 52-week periods ending January 28, 2012, January 29, 2011 and January 31, 2010 and income and expenses and cash flows for the 52-week periods ended January 28, 2012 and January 29, 2011.
Impact on financial statement captions
A summary of the impact arising from the application of the change in accounting policy is as follows:

Consolidated Statements of Financial Position
(Increase (decrease) in CAD millions)	As at January 28, 2012
Retirement benefit asset	$(187.7)
Retirement benefit liability	308.2
Net change to retirement benefit asset and liability	(495.9)
Deferred tax assets	84.0
Deferred tax liabilities	(43.6)
Net change to deferred tax assets and liabilities	127.6
Accumulated other comprehensive loss	(141.7)
Retained earnings	(226.6)

Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss)
(Increase (decrease) in CAD millions, except per share amounts)	53-Week Period Ended February 2, 2013
Selling, administrative and other expenses	$(24.4)
Earnings before income taxes	24.4
Deferred income tax expense	6.4
Net earnings	18.0
Basic net earnings per share	0.17
Diluted net earnings per share	0.17
Other comprehensive income	1.3
Total comprehensive income	19.3

Consolidated Statements of Cash Flows
(Increase (decrease) in CAD millions)	53-Week Period Ended February 2, 2013
Net earnings	$18.0
Retirement benefit plans expense	(24.4)
Income tax expense	6.4
Please refer to Note 20 "Retirement benefit plans" in the Notes to the Consolidated Financial Statements for the prior year comparative figures.

10. Disclosure Controls and Procedures

Disclosure Controls and Procedures

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and Annual Information Form is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Chief Executive Officer (“CEO”) and Interim Chief Financial Officer ("Interim CFO"), to allow timely decisions regarding required DC&P.

Management of the Company, including the CEO and Interim CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the year ended February 2, 2013.

Internal Control over Financial Reporting

Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

Management of the Company has evaluated whether there were changes in the internal control over financial reporting during Fiscal 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.

11. Risks and Uncertainties

Risks Relating to Our Business

If the Company is unable to compete effectively in the highly competitive retail industry, the Company's business and results of operations could be materially adversely affected.
The Canadian retail market remains highly competitive as key players and new entrants compete for market share. International retailers continue to expand into Canada while existing competitors enhance their product offerings and become direct competitors. The Company's competitors include traditional full-line department stores, discount department stores, wholesale clubs, ''big-box'' retailers, internet retailers and specialty stores offering alternative retail formats. Failure to develop and implement appropriate competitive strategies and the performance of Sears competitors could have a material adverse effect on the Company's business, results of operations and financial condition.

To stay competitive and relevant to Sears customers, significant initiatives in support of the Company's strategic plan are underway for Fiscal 2012. These initiatives include improvements in business processes, advancements in information technology and other organizational changes. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company's control. The inability to execute and integrate strategic plans could have a negative impact on the Company's current operations, market reputation, customer satisfaction and financial position. The Company's potential to implement and achieve Sears long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.

Additional risk may arise when foreign retailers carrying on business in Canada in competition with Sears engage in marketing activities which are not in full compliance with Canadian legal requirements regarding advertising and labeling rules and product quality standards. Such retailers may gain an unfair advantage and their activities may negatively affect the Company's business and results of operations.

The majority of the performance payments earned pursuant to the credit card marketing and servicing alliance with JPMorgan Chase are related to customers' purchases using the Sears Card and Sears MasterCard. The credit card industry is highly competitive as credit card issuers continue to expand their product offerings to distinguish their cards. As competition increases, there is a risk that a reduction in the percentage of purchases charged to the Sears Card and Sears MasterCard may negatively impact the Company's results of operations and financial condition.

Due to the seasonality of the Company's business, the Company's results of operations would be adversely affected if Sears business performed poorly in the fourth quarter or as a result of unseasonable weather patterns.
The Company's operations are seasonal in nature with respect to results of operations and in products and services offered. Merchandise and service revenues, as well as performance payments received from JPMorgan Chase, vary by quarter based upon consumer spending behavior. Historically, the Company's revenues and earnings have been higher in the fourth quarter due to the holiday season and we have reported a disproportionate level of earnings in that quarter. As a result, the fourth quarter results of operations significantly impacts the Company's annual results of operations. The Company's fourth quarter results of operations may fluctuate significantly, based on many factors, including holiday spending patterns and weather conditions. In addition, the Company offers many seasonal goods and services. The Company establishes budgeted inventory levels and promotional activity in accordance with its strategic initiatives and expected consumer demand. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

If the Company fails to offer merchandise and services that Sears customers want, Sears sales may be limited, which would reduce the Company's revenues and profits and adversely impact Sears results of operations.
To be successful, the Company must identify, obtain supplies and offer to customers attractive, relevant and high-quality merchandise and services on a continuous basis. Customers' preferences may change over time. If we misjudge either the demand for products and services Sears sells or the Company's customers' purchasing habits and tastes, the Company may be faced with excess inventories of some products and missed opportunities for products and services Sears chose not to offer. This could have a negative effect on the Company's revenues and profits and adversely impact Sears results of operations.

The Company's failure to retain Sears senior management team and to continue to attract qualified new personnel could adversely affect the Company's business and results of operations.
The Company's success is dependent on its ability to attract, motivate and retain senior leaders and other key personnel. The loss of one or more of the members of the Company's senior management may disrupt Sears business and adversely affect Sears results of operations. Furthermore, the Company may not be successful in attracting, assimilating and retaining new personnel to grow Sears business profitably. The inability to attract and retain key personnel could have an adverse effect on the Company's business.

If the Company does not successfully manage its inventory levels, the Company's results of operations will be adversely affected.
The Company must maintain sufficient in-stock inventory levels to operate the business successfully while minimizing out- of-stock levels. A significant portion of inventory is sourced from vendors requiring advance notice periods in order to supply the quantities that we require. These lead times may adversely impact the Company's ability to respond to changing consumer preferences, resulting in inventory levels that are insufficient to meet demand or in merchandise that may have to be sold at lower prices. Inappropriate inventory levels or a failure to accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory may negatively impact the Company's results of operations.

The Company relies extensively on computer systems to process transactions, summarize results and manage its business. Disruptions in these systems could harm the Company's ability to run its business.
Given the number of individual transactions that the Company processes each year, it is critical that the Company maintain uninterrupted operation of its computer and communications hardware and software systems. These systems are subject to obsolescence, damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events such as fires, natural disasters and adverse weather occurrences and usage errors by the Company's employees. If the systems are damaged or cease to function properly, the Company may have to make a significant investment to fix or replace them, may suffer interruptions in operations in the interim and the Company's reputation with its customers may be harmed.

The Company's ability to maintain sufficient inventory levels in its stores is critical to the Company's success and largely depends upon the efficient and uninterrupted operation of its computer and communications hardware and software systems. Any material interruption in the Company's computer operations may have a material adverse effect on the Company's business and results of operations.

The Company relies on foreign sources for significant amounts of its merchandise, and the Company's business may therefore be negatively affected by the risks associated with international trade.
The Company is dependent upon a significant amount of products that originate from non-Canadian markets. In particular, the Company sources a significant amount of products from China. The Company is subject to the risks that are associated with the sourcing and delivery of this merchandise, including: potential economic, social and political instability in jurisdictions where suppliers are located; increased shipping costs, potential transportation delays and interruptions; adverse foreign currency fluctuations, changes in international laws, rules and regulations pertaining to the importation of products and quotas; and the imposition and collection of taxes and duties. Any increase in cost to the Company of merchandise purchased from foreign vendors or restriction on the merchandise made available to the Company by such vendors could have an adverse effect on the Company's business and results of operations.

Damage to the reputations of the brands the Company sells could reduce the Company's revenues and profits and adversely impact the Company's results of operations.
As a diverse and multi-channel retailer, the Company promotes many brands as part of the Company's normal course of business. These brands include the Sears brand, Sears private label brands for product lines such as Jessica, and non-proprietary brands exclusive to Sears. Damage to the reputation of these brands or the reputation of the suppliers of these brands could negatively impact consumer opinions of the Company or its related products and reduce its revenues and profits and adversely impact its results of operations. In those circumstances, it may be difficult and costly for Sears to regain customer confidence.

If the Company's relationships with its significant suppliers were to be impaired, it could have a negative impact on the Company's competitive position and its results of operations and financial condition.
Although the Company's business is not substantially dependent on any one supplier, the Company's relationship with certain suppliers is of significance to its merchandising strategy, including attracting customers to its locations, cross-segment sales and image. The loss of a significant supplier relationship could result in lower revenues and decreased customer interest in Sears stores, which, in turn, would adversely affect Sears results of operations and financial condition. In addition, Sears may not be able to develop relationships with new suppliers, and products from alternative sources, if any, may be of a lesser quality and more expensive than those Sears currently purchases.

The lack of willingness of the Company's vendors to provide acceptable payment terms could negatively impact Sears liquidity and/or reduce the availability of products or services that Sears seeks to procure.
The Company depends on its vendors to provide it with financing for the Company's purchases of inventory and services. Sears vendors could seek to limit the availability of vendor credit to Sears or other terms under which they sell to Sears, or both, which could negatively impact the Company's liquidity. In addition, the inability of the Company's vendors to access liquidity, or the insolvency of the Company's vendors, could lead to their failure to deliver inventory or other services to Sears. Certain of the Company's vendors may finance their operations and/or reduce the risk associated with collecting accounts receivable from Sears by selling or “factoring” the receivables or by purchasing credit insurance or other forms of protection from loss associated with Sears credit risks. The ability of Sears vendors to do so is subject to the Company's perceived credit quality. The Company's vendors could be limited in their ability to factor receivables or obtain credit protection in the future because of sears perceived financial position and credit worthiness, which could reduce the availability of products or services the Company seeks to procure.

The Company may be subject to product liability claims if people or properties are harmed by the products the Company sells or the services it offers.
The Company sells products produced by third party manufacturers. Some of these products may expose the Company to product liability claims relating to personal injury, death or property damage caused by such products and may require the Company to take actions, such as product recalls. In addition, the Company also provides various services which could give rise to such claims. Although Sears maintains liability insurance to mitigate these potential claims, Sears cannot be certain that its coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature, as well as product recalls, could also have a negative impact on customer confidence in the products and services Sears offers and on the Company's reputation, and adversely affect the Company's business and its results of operations.

If the Company does not maintain the security of its customers, associates or Company information, the Company could damage its reputation, incur substantial additional costs and become subject to litigation.
Any significant security compromise or breach of customer, associate or Company data, either held or maintained by the Company or its third party providers, could significantly damage the Company's reputation and brands and result in additional costs, lost sales, fines and/or lawsuits. The regulatory environment in Canada related to information security and privacy is very rigorous. There is no guarantee that the procedures that we have implemented to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches. A data security breach could negatively impact the Company's business and its results of operations.

The performance of the Company's real estate joint ventures may be affected by events outside of the Company's control.
The primary objective of the Company's real estate joint venture operations is to maximize the returns on its investments in shopping center real estate. Sears reviews the performance of these joint ventures on a regular basis. Shopping center investments are non-core assets that Sears sells when Sears believes it is financially advantageous to do so. Similarly, the Company may also develop excess land within these real estate holdings and shopping center joint venture investments when it is advantageous to do so. The return on such transactions is contingent on the state of the economic environment and other factors. In addition, the credit worthiness and financial stability of tenants and partners could negatively impact the Company's results of operations.

The Company is subject to a number of long-term real estate leases which could restrict the Company's ability to respond to changes in demographics or the retail environment and adversely affect the Company's results of operations.
As of February 2, 2013, the Company operated a total of 118 Full-line Department stores, 357 specialty stores (including 48 Sears Home stores, 11 Outlet stores, four Appliances and Mattresses stores, 261 Hometown Dealer stores operated under independent local ownership and 33 Corbeil stores), 1,512 catalogue merchandise pick-up locations and 101 Sears Travel offices. Company owned stores consist of 14 Full-line Department stores and two Sears Home stores, with the majority of the remainder held under long-term leases. While the Company is able to change its merchandise mix and relocate stores in order to maintain competitiveness, the Company is restricted from vacating a current site without breaching its contractual obligations and incurring lease-related expenses for the remaining portion of the lease-term. The long-term nature of the leases may limit the Company's ability to respond in a timely manner to changes in the demographic or retail environment at any location, which could adversely affect the Company's results of operations. In addition, when leases for the stores in the Company's ongoing operations expire, the Company may be unable to negotiate renewals, either on commercially acceptable terms, or at all, which could cause us to close stores. Accordingly, the Company is subject to the risks associated with leasing real estate, which could have an adverse effect on the Company's results of operations.

The Company may be subject to legal proceedings if the Company violates the operating covenants in its real estate leases that could adversely affect the Company's business and results of operations.
As of February 2, 2013, the Company had operating covenants with landlords for approximately 100 Sears brand corporate stores. An operating covenant generally requires the Company, during normal operating hours, to operate a store continuously as per the identified format in the lease agreement. As of February 2, 2013, the remaining term of the various Sears operating covenants ranged from less than one year to 25 years, with an average remaining term of approximately seven years. Failure to observe operating covenants may result in legal proceedings against the Company and adversely affect the Company's business and results of operations.

The Company is subject to laws and regulations that impact its business and a failure to comply with such laws and regulations could lead to lawsuits or regulatory actions against the Company that could adversely affect the Company's business and results of operations.
Laws and regulations are in place to protect the interests and well-being of the Company's customers and communities, business partners, suppliers, employees, shareholders and creditors. Changes to statutes, laws, regulations or regulatory policies, including changes in the interpretation, implementation or enforcement of statutes, laws, regulations and regulatory policies, could adversely affect the Company's business and results of operations. In addition, Sears may incur significant costs in the course of complying with any changes to applicable statutes, laws, regulations and regulatory policies.

The Company's failure to comply with applicable statutes, laws, regulations or regulatory policies could result in a judicial or regulatory judgment or sanctions and financial penalties that could adversely impact the Company's reputation, business and results of operations. Although the Company believes that it has taken reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which it conducts business, there is no assurance that the Company will always be in compliance or deemed to be in compliance.

The Company is required to comply with federal and provincial environmental laws and regulations, the cost of which may adversely affect the Company's results of operations and financial condition.
The Company is exposed to environmental risk as an owner, lessor and lessee of property. Under federal and provincial laws, the owner, lessor or lessee could be liable for the costs of removal and remediation of certain hazardous substances on its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to claims against the Company.

The Company is currently remediating various locations across Canada where it operated auto centers, gas bars and a logistics facility. The extent of the remediation and the costs thereof have not yet been determined. Sears continues to monitor the costs of remediation and appropriately provide for these costs in its reserves. If we commit to renovating a leased or owned building that contains or may contain asbestos, or if asbestos is inadvertently disturbed, we will be legally obligated to comply with asbestos removal standards. The extent of this liability has not yet been determined because the costs to remove asbestos depend upon factors including, among others, the location and extent of any renovations undertaken. Inadvertent disturbance of asbestos cannot be foreseen. The costs incurred by Sears could be significant and may negatively impact the Company's results of operations and financial condition.

The Company is exposed to a variety of legal proceedings, including class action lawsuits, and tax audits which, if adversely decided, could materially adversely affect the Company.
The Company is currently involved in various legal proceedings incidental to the normal course of business. Although the Company is of the view that the final disposition of any such litigation is not expected to have a material adverse effect on its liquidity, consolidated financial position or results of operations, the outcome of such litigation cannot be predicted with certainty.

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While we believe that the Company's tax filing positions are appropriate and supportable, periodically, certain matters are reviewed and from time to time and challenged by the tax authorities. As the Company routinely evaluates and provides for potentially unfavorable outcomes with respect to any tax audits, it believes that the final disposition of tax audits will not have a material adverse effect on its liquidity, consolidated financial position or results of operations. If the result of a tax audit materially differs from the existing provisions, the Company's effective tax rate and net earnings could be affected positively or negatively in the period in which the tax audits are completed.

Events outside the Company's control such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages could have a material adverse effect on the Company's business and results of operations.
The Company's business is sensitive to customers' spending patterns, which may be affected by domestic and international social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, or other significant events outside of the Company's control, any of which could lead to a decrease in spending by consumers. In addition, such events as well as systems breakdowns and power outages could cause store closures, disrupt supply chain or other operations, delay shipments of merchandise to consumers, reduce revenue and result in expenses to repair or replace facilities. Disruptions during a peak season such as the month of December, which may account for up to 40% of a year's earnings, could have a particularly adverse effect on the Company's business and results of operations.

The Company's business could suffer if it is unsuccessful in making, integrating, and maintaining acquisitions and investments.
From time to time we pursue strategic acquisitions of, joint ventures with, or investments in, other companies or businesses, although the Company has no present commitments with respect to any material acquisitions or investments. Any such acquisition, joint venture or investment that the Company makes may require Sears to spend its cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce the Company's profitability and harm its business.

Acquisitions, joint ventures and investments also increase the complexity of the Company's business and place strain on its management, personnel, operations, supply chain, financial resources, and internal financial controls and reporting functions. The Company may not be able to manage acquisitions, joint ventures or investments effectively, which could damage the Company's reputation, limit its growth and adversely affect its business and results of operations.

Financial Risks

The Company's business has been and will continue to be affected by Canadian and worldwide economic conditions; a persistence or worsening of current economic conditions could lead to reduced revenues and gross margins, and negatively impact the Company's liquidity.
The Company plans its operations giving regard to economic and financial variables that are beyond its control. Changes to these variables may adversely impact the Company's performance. Should the current economic conditions persist or worsen, heightened competition, a further decline in consumer confidence, lower disposable income, higher unemployment and personal debt levels may result, which could lead to reduced demand for the Company's products and services. Any of these events could cause the Company to increase inventory markdowns and promotional expenses, thereby reducing the Company's gross margins and results of operations. The Company's results of operations have been negatively impacted as a result of the current economic conditions and the volatility in the Canadian and global economies and it is difficult to accurately assess the potential impact on the Company's business. If the Canadian or global economies continue to worsen, however, the Company could experience a decline in same store sales, erosion of gross profit and profitability.

Increasing fuel and energy costs may have a significant negative impact on the Company's operations. The Company requires significant quantities of fuel for the vehicles used to distribute and deliver inventory and the Company is exposed to the risk associated with variations in the market price for petroleum products. The Company could experience a disruption in energy supplies, including its supply of gasoline, as a result of factors that are beyond the Company's control, which could have an adverse effect on the Company's business. Certain of the Company's vendors also are experiencing increases in the cost of various raw materials, such as cotton, oil- related materials, steel and rubber, which could result in increases in the prices that the Company pays for merchandise, particularly apparel, appliances and tires and adversely affect the Company's results of operations.

Liquidity Risk

The Company could face liquidity risk due to various factors, including but not limited to, the unpredictability of the current economic climate, failure to secure appropriate funding vehicles and cash flow issues relating to the operation and management of the business. Failure to fulfill financial obligations due and owing from the Company as a result of this liquidity risk could have undesirable consequences on Sears.

Fluctuations in U.S. and Canadian dollar exchange rates may affect the Company's results of operations.
The Company's foreign exchange risk is currently limited to currency fluctuations between the Canadian and U.S. dollar. The Company is vulnerable to increases in the value of the U.S. dollar relative to the Canadian dollar because the majority of its revenues are denominated in Canadian dollars and a substantial amount of the merchandise the Company purchases is priced in U.S. dollars. The costs of these goods in Canadian dollars rise when the U.S. dollar increases in value relative to the Canadian dollar and, as a result, the Company may be forced to increase its prices or reduce its gross margins. We may use foreign currency forward and option contracts to hedge the exchange rate risk on a portion of the Company's expected requirement for U.S. dollars. There can be no assurance that the Company's hedging efforts will achieve their intended results or that the Company's estimate of its requirement for U.S. dollars will be accurate, with the result that currency fluctuations may have an adverse impact on the Company's results of operations.

In addition, the appreciation of the Canadian dollar over the past few years relative to the U.S. dollar presents an additional challenge to the Company as its customers are motivated to cross-border shop, which may have an adverse impact on the Company's results of operations.

The Company is exposed to counterparty credit risk which could adversely affect its results of operations.
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of counterparties to meet their payment obligations to the Company. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, short- term investments, accounts receivable and investments included in other long-term assets. Cash and cash equivalents, accounts receivable, derivative financial assets, and other long-term assets of $314.5 million as at February 2, 2013 (January 28, 2012: $514.9 million) expose the Company to credit risk should the borrower default on maturity of the investment.

Although the Company seeks to manage this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating, there can be no assurance that the Company will be able to successfully manage its credit risk.

The Company invests its surplus cash in investment grade, short-term money market instruments, the return on which depends upon interest rates and the credit worthiness of the issuer. The Company attempts to mitigate credit risk resulting from the possibility that an issuer may default on repayment by requiring that issuers have a minimum credit rating and limiting exposures to individual borrowers.

The Company is exposed to interest rate risk which could adversely affect its results of operations.
Interest rate risk reflects the sensitivity of the Company's financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive. Cash and cash equivalents and borrowings under the Company's $800.0 million senior secured revolving credit facility, or the Credit Facility, are subject to interest rate risk. The total outstanding balance subject to interest rate risk as at February 2, 2013 was a net asset of $238.3 million (January 28, 2012: $297.7 million). An increase or decrease in interest rate of 0.25% would cause an immaterial after-tax impact on net earnings (loss).

Expenses associated with the Company's retirement benefit plans may fluctuate significantly depending on changes in actuarial assumptions, future market performance of plan assets, and other events outside of the Company's control and adversely affect the Company's results of operations.
The Company currently maintains a defined benefit registered pension plan, a non-registered supplemental savings arrangement and a defined benefit non-pension post-retirement plan, which provides life insurance, medical and dental benefits to eligible retired associates through a health and welfare trust. The defined benefit plan continues to accrue benefits related to future compensation increases although no further service credit is earned. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for associates who had not achieved the eligibility criteria for these non- pension post-retirement benefits as at December 31, 2008.

There is no assurance that the Company's retirement benefit plans will be able to earn the assumed rate of return. New regulations and market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the estimates.

Management is required to use assumptions to account for the plans in conformity with IFRS. However, actual future experience will differ from these assumptions giving rise to actuarial gains or losses. In any year, actual experience differing from the assumptions may be material. Plan assets consist primarily of cash, alternative investments, marketable equity and fixed income securities. The value of the marketable equity and fixed income investments will fluctuate due to changes in market prices. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions.

Although the Company believes that the assumptions used in the actuarial valuation process are reasonable, there remains a degree of risk and uncertainty which may cause results to differ materially from expectations. Significant assumptions in measuring the benefit obligations and pension plan costs include the discount rate and the rate of compensation increase. See Note 20.4 “Pension assumptions” of the Notes to the 2012 Annual Consolidated Financial Statements for more information on the weighted-average actuarial assumptions for the plans.

The Company faces risks associated with impairment of goodwill and other assets.
The Company's goodwill, intangible assets and long-lived assets, primarily consisting of stores and joint ventures, are subject to periodic testing for impairment. A significant amount of judgment is involved in the periodic testing. Failure to achieve sufficient levels of cash flow within each of the Company's cash generating units or specific operating units could result in impairment charges for goodwill and intangible assets or fixed asset impairment for long-lived assets, which could have a material adverse effect on the Company's reported results of operations.

Risks Relating to the Company's Relationship with Sears Holdings

The Company may lose rights to some intellectual property if Sears Holdings' equity ownership in the Company falls below specified thresholds.
The Company relies on its right to use the “Sears” name, including as part of the Company's corporate and commercial name, which the Company considers a significant and valuable aspect of its business. The Company's right to use the “Sears” name and certain other brand names was granted pursuant to a license agreement with Sears Holdings.

The Company's license to use the “Sears” name and certain brand names may be terminated if Sears Holdings' indirect ownership interest in the Company is reduced to less than 25%. In addition, the Company's license to use the “Sears” name may also terminate upon the occurrence of certain bankruptcy events. Losing the Company's right to use these intellectual properties could significantly diminish the Company's competitiveness and could materially harm its business. If the license agreement is terminated, the Company would attempt to renegotiate the license agreement although the terms of any renegotiated license agreement would likely be less favorable to the Company.

Some of the Company's directors and executive officers may have conflicts of interest because of their ownership of Sears Holdings common stock and positions with Sears Holdings.
Some of our directors and executive officers own Sears Holdings common stock. In addition, one of our directors, William R. Harker, is a consultant to Sears Holdings. Ownership of Sears Holdings common stock by our directors and officers and the presence of persons associated with Sears Holdings on the Company's board of directors could create, or appear to create, conflicts of interest with respect to matters involving both the Company and Sears Holdings.

Risks Relating to Our Common Shares

As long as Sears Holdings or ESL Investments, Inc. (“ESL”) controls the Company, a shareholder's ability to influence matters requiring shareholder approval will be limited.
Sears Holdings controls approximately 51% of the Company's voting power and ESL directly controls approximately 28% of the Company's voting power. As of the date of this MD&A, ESL controlled Sears Holdings and, therefore, ESL directly or indirectly controls approximately 79% of the Company's voting power. So long as ESL directly or indirectly controls a majority of the Company's outstanding common shares, ESL will have the ability to control the election of the board of directors and the outcome of certain shareholder votes.

Accordingly, Sears Holdings and ESL will continue to have the ability to exercise control over certain actions to be taken or approved by the Company's directors and shareholders, including with respect to certain mergers or business combinations or dispositions of all or substantially all of the Company's assets. Sears Holdings and ESL's voting control may discourage transactions involving a change of control of the Company, including transactions in which a shareholder might otherwise receive a premium for his/her shares over the then-current market price. Subject to certain limits, Sears Holdings is also not prohibited from selling a controlling interest in the Company to a third party and may do so without shareholder approval and, subject to applicable laws, without providing for a purchase of a shareholder's common shares.
Sears Holdings and ESL's interests may be different than a shareholder's interests and Sears Holdings and ESL may have investments in other companies that may compete with the Company, and may have interests from time to time that diverge from the interests of shareholders, particularly with regard to new investment opportunities.

In addition, conflicts of interest may arise between Sears Holdings and/or ESL and the Company, including corporate opportunities, potential acquisitions or transactions, as well as other matters. The Company may be adversely affected by any conflicts of interest between Sears Holdings and/or ESL and the Company.

Furthermore, neither Sears Holdings nor ESL owes the Company or the Company's shareholders any fiduciary duties under Canadian law.